UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 22)1

ModusLink Global Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60786L206

(CUSIP Number)

Warren G. Lichtenstein

Steel Partners Holdings L.P.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 60786L206

1	NAME OF REPORTING PERSON

HANDY & HARMAN LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,436,715
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,436,715
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,436,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.1%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO. 60786L206

1	NAME OF REPORTING PERSON

WHX CS CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,940,170
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,940,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,940,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO. 60786L206

1	NAME OF REPORTING PERSON

STEEL PARTNERS, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		60,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

60,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO. 60786L206

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		36,039,848*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

36,039,848*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,039,848*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.3%
14	TYPE OF REPORTING PERSON

PN

*     Includes 17,857,143 Shares underlying currently convertible Preferred Stock.

CUSIP NO. 60786L206

1	NAME OF REPORTING PERSON

SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		28,539,848*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

28,539,848*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,539,848*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.7%
14	TYPE OF REPORTING PERSON

OO

*     Includes 17,857,143 Shares underlying currently convertible Preferred Stock.

CUSIP NO. 60786L206

1	NAME OF REPORTING PERSON

SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		28,539,848*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

28,539,848*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,539,848*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.7%
14	TYPE OF REPORTING PERSON

OO

*     Includes 17,857,143 Shares underlying currently convertible Preferred Stock.

CUSIP NO. 60786L206

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		36,039,848*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

36,039,848*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,039,848*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.3%
14	TYPE OF REPORTING PERSON

CO

*     Includes 17,857,143 Shares underlying currently convertible Preferred Stock.

CUSIP NO. 60786L206

1	NAME OF REPORTING PERSON

WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,819,737
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		60,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,500,355
	10	SHARED DISPOSITIVE POWER

60,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,879,737
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 60786L206

1	NAME OF REPORTING PERSON

GLEN M. KASSAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		146,455
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

97,073
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

146,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 60786L206

1	NAME OF REPORTING PERSON

JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,345,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,210,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,345,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 60786L206

1	NAME OF REPORTING PERSON

WILLIAM T. FEJES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		445,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

400,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

445,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 60786L206

The following constitutes Amendment No. 22 to the Schedule 13D filed by the undersigned (“Amendment No. 22”). This Amendment No. 22 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by Handy & Harman Ltd., a Delaware corporation (“HNH”), WHX CS Corp., a Delaware corporation (“WHX CS”), Steel Partners, Ltd., a Delaware corporation (“SPL”), Steel Partners Holdings L.P., a Delaware limited partnership (“Steel Holdings”), SPH Group LLC, a Delaware limited liability company (“SPHG”), SPH Group Holdings LLC, a Delaware limited liability company (“SPHG Holdings”), Steel Partners Holdings GP Inc., a Delaware corporation (“Steel Holdings GP”), Warren G. Lichtenstein, Glen M. Kassan, Jack L. Howard and William T. Fejes. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Steel Holdings owns 99% of the membership interests of SPHG. SPHG is the sole member of SPHG Holdings. Steel Holdings GP is the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. Accordingly, for purposes of this statement, each of Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares beneficially owned by SPHG Holdings.

HNH owns 100% of the outstanding shares of Common Stock of WHX CS. SPHG Holdings owns 100% of the outstanding shares of Common Stock of HNH. Accordingly, for purposes of this statement, each of HNH, Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by WHX CS and each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by HNH.

Warren G. Lichtenstein, Chairman of HNH and Executive Chairman of Steel Holdings GP, is a director of the Issuer. Mr. Lichtenstein is the Chief Executive Officer and sole director of SPL. Accordingly, for purposes of this statement, Mr. Lichtenstein may be deemed to beneficially own the Shares owned directly by SPL.

Glen M. Kassan, an employee of a subsidiary of Steel Holdings, is a director of the Issuer.

Jack L. Howard, President and a director of HNH, a director of WHX CS and President and a director of Steel Holdings GP, is a director of the Issuer.

William T. Fejes, President and Chief Executive Officer of Handy & Harman Group Ltd., a subsidiary of HNH, Senior Vice President of HNH, President and a director of WHX CS and an employee of a subsidiary of Steel Holdings, is a director of the Issuer.

Each Reporting Person disclaims beneficial ownership of the Shares owned directly by another Reporting Person, except to the extent of his or its pecuniary interest therein.

CUSIP NO. 60786L206

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) the executive officers and directors of HNH, (ii) the executive officers and directors of WHX CS, (iii) the executive officers and directors of SPL and (iv) the executive officers and directors of Steel Holdings GP. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of the Reporting Persons is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

(c)       HNH is a diversified manufacturer of engineered niche industrial products. WHX CS is a holding company. SPL is a holding company. Steel Holdings is a global diversified holding company that engages or has interests in a variety of operating businesses through its subsidiary companies. Steel Holdings may seek to obtain majority or primary control, board representation or other significant influence over the businesses in which it holds an interest. The principal business of SPHG Holdings is holding securities for the account of Steel Holdings. The principal business of SPHG is serving as the sole member of SPHG Holdings and other affiliates. The principal business of Steel Holdings GP is serving as the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. The principal occupation of Warren G. Lichtenstein is serving as Executive Chairman of Steel Holdings GP. The principal occupation of Glen M. Kassan is serving as an employee of Steel Services, Ltd., a subsidiary of Steel Holdings. The principal occupation of Jack L. Howard is serving as the President of Steel Holdings GP and serving as a principal of Mutual Securities, Inc., a registered broker dealer. The principal occupation of William T. Fejes is serving as the President of Steel Services, Ltd., a subsidiary of Steel Holdings.

(d)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of the individuals who are Reporting Persons or listed on Schedule A is a citizen of the United States of America. Each of the entities who are Reporting Persons are organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,496,545 Shares owned directly by HNH is approximately $9,109,689, including brokerage commissions. The Shares owned directly by HNH were acquired with the working capital of HNH.

CUSIP NO. 60786L206

The 5,940,170 Shares owned directly by WHX CS were transferred to WHX CS by its parent HNH.

The aggregate purchase price of the 2,245,990 Shares owned directly by SPHG Holdings is approximately $4,013,692, including brokerage commissions. The aggregate purchase price of the 35,000 shares of Series C Convertible Preferred Stock of the Issuer (the “Preferred Stock”) owned directly by SPHG Holdings is $35,000,000. The Shares and Preferred Stock owned directly by SPHG Holdings were acquired with the working capital of SPHG Holdings.

The aggregate purchase price of the 7,500,000 Shares owned directly by Steel Holdings is $30,000,000. Such Shares were acquired with the working capital of Steel Holdings.

The aggregate purchase price of the 60,000 Shares owned directly by SPL is approximately $411,192, including brokerage commissions. The Shares owned directly by SPL were acquired with the working capital of SPL.

Mr. Lichtenstein directly beneficially owns 2,819,737 Shares (including 319,382 unvested restricted Shares) awarded to him in his capacity as a director of the Issuer.

Mr. Kassan directly beneficially owns 146,455 Shares (including 49,382 unvested restricted Shares) awarded to him in his capacity as a director of the Issuer.

The aggregate purchase price of 10,000 Shares owned directly by Mr. Howard is approximately $68,530, including brokerage commissions. Mr. Howard directly beneficially owns an additional 1,335,000 Shares (including 135,000 unvested restricted Shares) awarded to him in his capacity as a director of the Issuer.

Mr. Fejes directly beneficially owns 445,000 Shares (including 45,000 unvested restricted Shares) awarded to him in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Preferred Stock Purchase Agreement

On December 15, 2017, the Issuer entered into a Preferred Stock Purchase Agreement (the “Purchase Agreement”) with SPHG Holdings pursuant to which the Issuer issued 35,000 shares of Preferred Stock to SPHG Holdings at a price of $1,000 per share, for an aggregate purchase consideration of $35.0 million (the “Preferred Stock Transaction”). The terms, rights, obligations and preferences of the Preferred Stock are set forth in a Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock of the Issuer (the “Certificate of Designations”), which has been filed with the Secretary of State of the State of Delaware.

CUSIP NO. 60786L206

Under the Certificate of Designations, each share of Preferred Stock can be converted into Shares at an initial conversion price equal to $1.96 per Share, subject to appropriate adjustments for any stock dividend, stock split, stock combination, reclassification or similar transaction. Holders of the Preferred Stock will also receive dividends at 6% per annum payable in cash or Shares. If at any time the closing bid price of the Shares exceeds 170% of the conversion price for at least five consecutive trading days (subject to appropriate adjustments for any stock dividend, stock split, stock combination, reclassification or similar transaction), the Issuer has the right to require each holder of Preferred Stock to convert all, or any whole number, of shares of the Preferred Stock into Shares.

Upon the occurrence of certain triggering events such as a liquidation, dissolution or winding up of the Issuer, either voluntary or involuntary, or the merger or consolidation of the Issuer or significant subsidiary, or the sale of substantially all of the assets or capital stock of the Issuer or a significant subsidiary, the holders of the Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets or funds of the Issuer to the holders of other equity or equity equivalent securities of the Issuer other than the Preferred Stock by reason of their ownership thereof, an amount per share in cash equal to the sum of (i) 100% of the stated value per share of Preferred Stock (initially $1,000 per share) then held by them (as adjusted for any stock split, stock dividend, stock combination or other similar transactions with respect to the Preferred Stock), plus (ii) 100% of all declared but unpaid dividends, and all accrued but unpaid dividends on each such share of Preferred Stock, in each case as of the date of the triggering event. On or after December 15, 2022, each holder of Preferred Stock can also require the Issuer to redeem its Preferred Stock in cash at a price equal to the Liquidation Preference (as defined in Certificate of Designations).

Each holder of Preferred Stock has a vote equal to the number of Shares into which its Preferred Stock would be convertible as of the record date provided that the number of Shares voted is based upon a conversion price which is no less than the greater of the book or market value of the Shares on the closing date of the purchase of the Preferred Stock. In addition, for so long as the Preferred Stock remains outstanding, the Issuer will not, directly or indirectly, and including in each case with respect to any significant subsidiary, without the affirmative vote of the holders of a majority of the Preferred Stock (i) liquidate, dissolve or wind up the Issuer or any significant subsidiary, (ii) consummate any transaction that would constitute or result in a Liquidation Event (as defined in the Certificate of Designations), (iii) effect or consummate any Prohibited Issuance (as defined in the Certificate of Designations), or (iv) create, incur, assume or suffer to exist any Indebtedness (as defined in the Certificate of Designations) of any kind, other than certain existing Indebtedness of the Issuer and any replacement financing thereto, unless any such replacement financing be on substantially similar terms as such existing Indebtedness.

The Purchase Agreement provides that the Issuer will use its commercially reasonable efforts to effect the piggyback registration of the Shares issuable on the conversion of the Preferred Stock and any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing, with the Securities and Exchange Commission and in all states reasonably requested by the holder in accordance with certain enumerated conditions. The Purchase Agreement also contains other representations, warranties and covenants, customary for an issuance of Preferred Stock in a private placement of this nature.

CUSIP NO. 60786L206

The Preferred Stock Transaction was approved and recommended to the Board of Directors of the Issuer (the “Board”) by a special committee of the Board (the “Special Committee”) consisting of independent directors not affiliated with Steel Holdings or its affiliates.

The foregoing descriptions of the Purchase Agreement and the Certificate of Designations do not purport to describe all of the terms and provisions thereof and are qualified in their entirety by reference to the Purchase Agreement and the Certificate of Designations, which are referenced as exhibits hereto and are incorporated herein by reference.

Warrant Repurchase Agreement

On December 15, 2017, contemporaneously with the closing of the Preferred Stock Transaction, the Issuer entered into a Warrant Repurchase Agreement (the “Warrant Repurchase Agreement”) with Steel Holdings pursuant to which the Issuer repurchased for $100 the Warrant to acquire 2,000,000 Shares that the Issuer had previously issued to Steel Holdings. The Warrant, which was to expire in 2018, was terminated by the Issuer upon repurchase.

Election of Directors and Equity Grants

The Board, upon the recommendation of the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”), increased the size of the Board from 6 members to 7 members, with such increase effective upon the closing of the Preferred Stock Transaction. The Board, upon the recommendation of the Nominating Committee, elected Jack L. Howard and William T. Fejes to the Board as Class II directors, filling vacancies on the Board following the increase in the size of the Board, with such elections effective upon the closing of the Preferred Stock Transaction. Messrs. Lichtenstein and Kassan remain directors of the Issuer. Messrs. Lichtenstein, Kassan, Howard and Fejes are affiliated with Steel Holdings, as discussed in further detail in Item 2.

The Board, upon the recommendation of the Special Committee and the Compensation Committee, approved the following equity grants to Messrs. Lichtenstein, Howard and Fejes, in each case effective upon the closing of the Preferred Stock Transaction (the “Grant Date”) and in consideration for current and future services to the Issuer:

(1)       Award of Shares as a Stock Payment, as defined in the ModusLink Global Solutions, Inc. 2010 Incentive Awards Plan (“2010 Plan”), in the amounts set forth below, which will vest in their entirety on the Grant Date:

Recipient	Award
Warren G. Lichtenstein	2,400,000 Shares
Jack L. Howard	1,200,000 Shares
William T. Fejes	400,000 Shares

CUSIP NO. 60786L206

(2)       Award of Restricted Stock, as defined in the 2010 Plan, in the amounts set forth below, which will vest in their entirety on the day the price of the Shares shall have closed at or above $2.00 per Share for any five consecutive business days after the Grant Date, subject to the recipient’s continuous service with the Issuer from the Grant Date through the vesting date:

Recipient	Award
Warren G. Lichtenstein	270,000 Shares
Jack L. Howard	135,000 Shares
William T. Fejes	45,000 Shares

(3)       Award of Restricted Stock of the Issuer, in the amounts set forth below, which will vest in their entirety on the day the price of the Shares shall have closed at or above $2.00 per Share for any five consecutive business days after the Grant Date, subject to both (a) prior approval by the Issuer’s shareholders of an amendment to the 2010 Plan to increase the Shares available under the 2010 Plan in an amount sufficient to permit this award and (b) the recipient’s continuous service with the Issuer from the Grant Date through the vesting date:

Recipient	Award
Warren G. Lichtenstein	30,000 Shares
Jack L. Howard	15,000 Shares
William T. Fejes	5,000 Shares

(4)       Award of Restricted Stock of the Issuer, in the amounts set forth below, which shall vest in their entirety on the day the price of the Shares shall have closed at or above $2.25 per Share for any five consecutive business days after the Grant Date, subject to both (a) prior approval by the Issuer’s shareholders of an amendment to the 2010 Plan to increase the Shares available under the 2010 Plan in an amount sufficient to permit this award and (b) the recipient’s continuous service with the Issuer from the Grant Date through the vesting date:

Recipient	Award
Warren G. Lichtenstein	300,000 Shares
Jack L. Howard	150,000 Shares
William T. Fejes	50,000 Shares

(5)       Award of Restricted Stock of the Issuer, in the amounts set forth below, which shall vest in their entirety on the day the price of the Shares shall have closed at or above $2.50 per Share for any five consecutive business days after the Grant Date, subject to both (a) prior approval by the Issuer’s shareholders of an amendment to the 2010 Plan to increase the Shares available under the 2010 Plan in an amount sufficient to permit this award and (b) the recipient’s continuous service with the Issuer from the Grant Date through the vesting date:

Recipient	Award
Warren G. Lichtenstein	300,000 Shares
Jack L. Howard	150,000 Shares
William T. Fejes	50,000 Shares

CUSIP NO. 60786L206

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 60,007,326 Shares outstanding, which is the total number of Shares currently outstanding based on information provided by the Issuer.

As of the close of business on the date hereof, HNH owned directly 2,496,545 Shares, constituting approximately 4.2% of the Shares outstanding. By virtue of their relationship with HNH discussed in further detail in Item 2, each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by HNH.

As of the close of business on the date hereof, WHX CS owned directly 5,940,170 Shares, constituting approximately 9.9% of the Shares outstanding. By virtue of their relationship with WHX CS discussed in further detail in Item 2, each of HNH, Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by WHX CS.

As of the close of business on the date hereof, SPHG Holdings owned directly 2,245,990 Shares and beneficially owned an additional 17,857,143 Shares underlying currently convertible Preferred Stock owned directly by SPHG Holdings, constituting approximately 25.8% of the Shares outstanding. By virtue of their relationship with SPHG Holdings discussed in further detail in Item 2, each of Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares, including the Shares underlying the Preferred Stock, owned directly by SPHG Holdings.

As of the close of business on the date hereof, Steel Holdings owned directly 7,500,000 Shares, constituting approximately 12.5% of the Shares outstanding. By virtue of its relationship with Steel Holdings discussed in further detail in Item 2, Steel Holdings GP may be deemed to beneficially own the Shares owned directly by Steel Holdings.

As of the close of business on the date hereof, SPL owned directly 60,000 Shares, constituting less than 1% of the Shares outstanding. By virtue of his relationship with SPL discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Shares owned directly by SPL.

As of the close of business on the date hereof, Warren G. Lichtenstein directly beneficially owned 2,819,737 Shares (including 319,382 unvested restricted Shares), constituting approximately 4.7% of the Shares outstanding.

CUSIP NO. 60786L206

As of the close of business on the date hereof, Glen M. Kassan directly beneficially owned 146,455 Shares (including 49,382 unvested restricted Shares), constituting less than 1% of the Shares outstanding.

As of the close of business on the date hereof, Jack L. Howard directly beneficially owned 1,345,000 Shares (including 135,000 unvested restricted Shares), constituting approximately 2.2% of the Shares outstanding.

As of the close of business on the date hereof, William T. Fejes directly beneficially owned 445,000 Shares (including 45,000 unvested restricted Shares), constituting less than 1% of the Shares outstanding.

This statement reports an aggregate of 40,856,040 Shares, including 17,857,143 Shares underlying currently convertible Preferred Stock, constituting approximately 52.5% of the Shares outstanding.

Item 5(b) is hereby amended to add the following:

(b)       Each of WHX CS, HNH, SPHG Holdings, SPHG, Steel Holdings and Steel Holdings GP is deemed to have shared power to vote and dispose of the Shares owned directly by WHX CS. Each of HNH, SPHG Holdings, SPHG, Steel Holdings and Steel Holdings GP is deemed to have shared power to vote and dispose of the Shares owned directly by HNH. Each of SPHG Holdings, Steel Holdings, SPHG and Steel Holdings GP is deemed to have shared power to vote and dispose of the Shares owned directly by SPHG Holdings. Each of Steel Holdings and Steel Holdings GP is deemed to have shared power to vote and dispose of the Shares owned directly by Steel Holdings. Each of SPL and Mr. Lichtenstein is deemed to have shared power to vote and dispose of the Shares owned directly by SPL. Each of Messrs. Lichtenstein, Kassan, Howard and Fejes has the sole power to vote all Shares he directly owns and has the sole power to dispose all Shares (other than unvested restricted Shares) he directly owns.

Item 5(c) is hereby amended to add the following:

(c)       Except for the transactions described in Item 4, there have been no transactions by the Reporting Persons in the securities of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the agreements and transactions discussed in Item 4.

On the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer. A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

CUSIP NO. 60786L206

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock of ModusLink Global Solutions, Inc. filed with the Secretary of State of the State of Delaware on December 15, 2017 (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on December 19, 2017).
99.2	Preferred Stock Purchase Agreement, dated as of December 15, 2017, by and between ModusLink Global Solutions, Inc. and SPH Group Holdings LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on December 19, 2017).
99.3	Joint Filing Agreement, dated December 19, 2017, by and among the Reporting Persons.

CUSIP NO. 60786L206

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2017	HANDY & HARMAN LTD.

	By:	/s/ Jack L. Howard
Jack L. Howard President

WHX CS Corp.

By:	/s/ William T. Fejes
William T. Fejes President

STEEL PARTNERS, LTD.

By:	/s/ Jack L. Howard
Jack L. Howard President

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP Inc. General Partner

By:	/s/ Jack L. Howard
Jack L. Howard President

SPH GROUP LLC

By:	Steel Partners Holdings GP Inc. Managing Member

By:	/s/ Jack L. Howard
Jack L. Howard President

CUSIP NO. 60786L206

SPH GROUP HOLDINGS LLC

By:	Steel Partners Holdings GP Inc. Manager

By:	/s/ Jack L. Howard
Jack L. Howard President

STEEL PARTNERS HOLDINGS GP INC.

By:	/s/ Jack L. Howard
Jack L. Howard President

/s/ Jack L. Howard
Jack L. Howard as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Glen M. Kassan
GLEN M. KASSAN

/s/ Jack L. Howard
JACK L. HOWARD

/s/ William T. Fejes
WILLIAM T. FEJES

CUSIP NO. 60786L206

SCHEDULE A

Executive Officers and Directors of Handy & Harman Ltd.

Name and Position	Present Principal Occupation	Business Address

Warren G. Lichtenstein, Chairman	Executive Chairman of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Jack L. Howard, President, Secretary and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Douglas B. Woodworth, Treasurer and Director	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

William T. Fejes, Senior Vice President	President of Steel Services, Ltd., a subsidiary of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP NO. 60786L206

Executive Officers and Directors of WHX CS Corp.

Name and Position	Present Principal Occupation	Business Address

Jack L. Howard, Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

William T. Fejes, Director and President	President of Steel Services, Ltd., a subsidiary of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Douglas B. Woodworth, Director and Senior Vice President	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP NO. 60786L206

Executive Officers and Directors of Steel Partners, Ltd.

Name and Position	Present Principal Occupation	Business Address

Warren G. Lichtenstein, Chief Executive Officer	Executive Chairman of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Jack L. Howard, Director and President	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Mario Marcon, Chief Financial Officer	Employee of Steel Services, Ltd., a subsidiary of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Leonard Toboroff, Director	Attorney	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP NO. 60786L206

Executive Officers and Directors of Steel Partners Holdings GP Inc.

Name and Position	Present Principal Occupation	Business Address

Warren G. Lichtenstein, Executive Chairman and Director	Executive Chairman of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Jack L. Howard, President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Douglas B. Woodworth, Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Lon Rosen, Director	Executive Vice President and Chief Marketing Officer for the Los Angeles Dodgers	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

John P. McNiff, Director	Chairman of Discovery Capital Management, LLC, a multi-strategy hedge fund	1 Fayette Street, Conshohocken, PA 19428

Joseph L. Mullen, Director	Managing Partner of Li Moran International, Inc., a management consulting company	c/o Li Moran International 611 Broadway, Suite 722 New York, NY 10012

General Richard I. Neal, Director	President of Sisvel US, Inc. and Audio MPEG, Inc., licensors of intellectual property	c/o Sisvel US, Inc. 66 Canal Center Plaza, Suite 750 Alexandria, VA 22314

Allan R. Tessler, Director	Chairman and Chief Executive Officer of International Financial Group, Inc., an international merchant banking firm	c/o International Financial Group, Inc. 2500 North Moose Wilson Road Wilson, WY 83014